Exhibit 3

December 1, 2023

CONSULTING AGREEMENT

Cyclerion Contract # __________

THIS CONSULTING AGREEMENT (this “Agreement”) made as of December 1, 2023 (the “Effective Date”) is between Cyclerion Therapeutics, Inc., a Massachusetts corporation having an address at 245 First Street, 18th Floor , Cambridge, MA 02142 (“Cyclerion”), and Peter Hecht, having an address at 17 Durham Street #5, Boston, MA, 02115 (“Consultant”).

1.	Consulting Services. Cyclerion retains Consultant and Consultant agrees to provide Consulting Services to Cyclerion (the “Consulting Services”) as it may from time to time reasonably request and as specified in the attached work order or, proposal that shall reference this Agreement (each a “Work Order”). To become effective and binding, in addition to referencing this Agreement, a Work Order must be in writing and signed by Consultant and an authorized representative of Cyclerion. The terms and conditions of this Agreement shall apply to any Work Order and shall supersede any inconsistent provision set forth in a Work Order. Any changes to the Consulting Services (and any related compensation adjustments) must be agreed upon in writing between Consultant and Cyclerion prior to commencement of the changes.

1.1.	Performance. Consultant agrees to render the Consulting Services to Cyclerion, or to its designee, (a) at such reasonably convenient times and places as Cyclerion may direct, (b) under the general supervision of Cyclerion, and (c) in a professional, diligent, timely and workmanlike manner consistent with the highest industry standards prevailing for comparable services and in accordance with this Agreement and any applicable Work Order. Consultant will comply with all rules, procedures and standards promulgated from time to time by Cyclerion with regard to Consultant’s access to and use of Cyclerion’s property, information, equipment and facilities, as well as those related to standards of conduct while performing services on behalf of Cyclerion. Consultant agrees to furnish Cyclerion with written reports with respect to the Consulting Services if and when requested by Cyclerion. Cyclerion will have the right to reject, and shall have no obligation to pay for, any Consulting Services or Deliverables that do not meet the requirements or quality criteria set forth in this Agreement or the applicable Work Order.

1.2	Third Party Confidential Information. Consultant agrees not to use any trade secrets or other confidential information of any other person, firm, corporation, institution or other entity in connection with any of the Consulting Services. Consultant shall ensure that the performance of Consulting Services does not and will not breach any agreement which obligates Consultant to keep in confidence any confidential or proprietary information or intellectual property of any third party or to refrain from competing, directly or indirectly, with the business of any third party, and Consultant shall not disclose to Cyclerion any such confidential or proprietary information.

1.3	No Conflicts. Consultant represents, warrants and covenants that it is under no contractual or other obligation or restriction which is inconsistent with Consultant’s execution of this Agreement or the performance of the Consulting Services. During the Term (defined below), Consultant will not enter into any agreement, either written or oral, in conflict with Consultant’s obligations under this Agreement. Consultant will arrange to provide the Consulting Services in such manner and at such times that the Consulting Services will not conflict with Consultant’s responsibilities under any other agreement, arrangement or understanding or pursuant to any employment relationship Consultant has at any time with any third party.

1.4	Absence of Debarment. Consultant represents and warrants that Consultant has not been (a) debarred, convicted, or is not subject to a pending debarment or conviction, pursuant to section 306 of the United States Food Drug and Cosmetic Act, 21 U.S.C. § 335a; (b) listed by any government or regulatory agencies as (i) ineligible to participate in any government healthcare programs or government procurement or non-procurement programs (as that term is defined in 42 U.S.C. 1320a-7b(f)), or excluded, debarred, suspended or otherwise made ineligible to participate in any such program, or (ii) disqualified, restricted, or recommended by such government or regulatory agency to be disqualified or restricted, from receiving investigational products pursuant to the government or regulatory agency’s regulations; or (c) convicted of a criminal offense related to the provision of healthcare items or services, or is not subject to any such pending action. Consultant agrees to inform Cyclerion in writing promptly if Consultant is subject to the foregoing, or if any action, suit, claim, investigation, or proceeding relating to the foregoing is pending, or to the best of Consultant’s knowledge, is threatened.

1.5	Non-solicitation. During the Term and for a period of one (1) year thereafter, Consultant shall not (i) solicit any person who is employed by or a consultant to Cyclerion or any affiliate or subsidiary of Cyclerion, to terminate such person's employment by or consultancy to Cyclerion, such affiliate or subsidiary, or (ii) hire such employee. As used herein, the term "solicit" shall include, without limitation, requesting, encouraging, assisting or causing, directly or indirectly, any such employee or consultant to terminate such person's employment by or consultancy to Cyclerion or its affiliate or subsidiary.

Consultant is under no obligation to solicit, refer, or solicit the referral of patients for any Cyclerion business. Consultant will receive no benefit of any kind from Cyclerion for such referrals, nor suffer any detriment for not making such referrals.

1.6	FCPA. In performing the Consulting Services, Consultant will comply with all applicable laws and regulations applicable to its operations, including, but not limited to, the U.S. Foreign Corrupt Practices Act. Consultant agrees not to pay, offer or promise to pay, or authorize the payment directly or indirectly of any monies or anything of value to any government official or employee, or any political party or candidate for political office, for the purpose of influencing any act or decision of the government in connection with the activities of Consultant under a Work Order. Consultant warrants that no officer, director, partner, owner, principal, employee or agent of Consultant is an official or employee of a governmental agency or instrumentality or a government owned company in a position to influence action or a decision regarding the activities of Consultant contemplated under a Work Order.

2.	Compensation. In consideration for the Consulting Services rendered by Consultant to Cyclerion, Cyclerion agrees to pay Consultant the fees set forth in the applicable Work Order. Unless otherwise specified in the applicable Work Order, undisputed payments will be made by Cyclerion within thirty (30) days from Cyclerion’s receipt of Consultant’s invoice. Invoices will contain such detail as Cyclerion may reasonably require, including Cyclerion’s purchase order number, and will be quoted in and payable in U.S. Dollars. Cyclerion will reimburse Consultant for reasonable business expenses incurred by Consultant in the performance of the Consulting Services in accordance with the reimbursement provisions set forth in the applicable Work Order. Consultant consents to Cyclerion’s disclosure of such fees and expenses from time to time, if and when required by law or government regulation thereunder. Consultant shall provide Cyclerion a completed W-9 form as and when requested by Cyclerion.

3.	Materials and Developments.

3.1	Materials. All documentation, information, and biological, chemical and other materials controlled by Cyclerion and furnished to Consultant by or on behalf of Cyclerion (“Materials”) and all associated intellectual property rights will remain the exclusive property of Cyclerion. Consultant will use Materials provided by Cyclerion only as necessary to perform the Consulting Services and will treat them in accordance with the requirements of this Section 3.1 and the Agreement. Consultant agrees that it will not use or evaluate those Materials or any portions thereof for any other purpose except as directed or permitted in writing by Cyclerion. Without Cyclerion's prior express written consent, Consultant agrees that it will not analyze the Materials, or transfer or make the Materials available to third parties.

3.2	Deliverables. Consultant assigns and agrees to assign to Cyclerion all rights in the United States and throughout the world to inventions, discoveries, improvements, ideas, designs, processes, formulations, products, computer programs, works of authorship, databases, mask works, trade secrets, know-how, information, data, documentation, reports, research, creations and other products arising from or made in the performance of the Consulting Services (whether or not patentable or subject to copyright or trade secret protection) (collectively, “Deliverables”). For purposes of the copyright laws of the United States, Deliverables will constitute “works made for hire,” except to the extent such deliverables cannot by law be “works made for hire.” Cyclerion will have the right to use Deliverables for any and all purposes. During and after the term of this Agreement, Consultant will cooperate fully in obtaining patent and other proprietary protection for any patentable Deliverables, all in the name of Cyclerion and at Cyclerion’s cost and expense. Such cooperation will include, without limitation, executing and delivering all requested applications, assignments and other documents, and taking such other measures as Cyclerion may reasonably request in order to perfect and enforce Cyclerion’s rights in the Deliverables. Consultant appoints Cyclerion its attorney-in-fact to execute and deliver any such documents on behalf of Consultant if Consultant fails to do so. Consultant will, however, retain full ownership rights in and to all templates, programs and other materials developed by Consultant or obtained or licensed from third parties by Consultant (“Consultant Property”) prior to or independent of the Consulting Services, regardless of whether such Consultant Property is used in the performance of the Consulting Services, but excluding any templates, programs and other materials developed by Consultant or obtained or licensed from third parties by Consultant prior to Effective Date while Consultant provided services as an employee to Cyclerion and/or Ironwood Pharmaceuticals, Inc. Consultant hereby grants to Cyclerion a perpetual, non-exclusive, fully paid-up worldwide license to use Consultant Property solely to the extent required for Cyclerion’s use of the Deliverables.

3.3	Work at Third Party Facilities. Consultant will not use any third party intellectual property in performing the Consulting Services without Cyclerion’s prior written consent.

3.4	Records; Records Storage. Consultant will maintain all materials and all other data and documentation obtained or generated by Consultant in the course of preparing for and providing the Consulting Services, including all computerized records and files (the “Records”) in a secure area reasonably protected from fire, theft and destruction. These Records will be “Works Made for Hire” and will remain the exclusive property of Cyclerion. Upon written instruction of Cyclerion, all Records will, at Cyclerion’s option either be (a) delivered to Cyclerion or to its designee, or (b) disposed of, unless such Records are otherwise required to be stored or maintained by Consultant as a matter of law or regulation. In no event will Consultant dispose of any such Records without first giving Cyclerion sixty (60) days’ prior written notice of Consultant’s intent to do so. Consultant may, however, retain copies of any Records as are reasonably necessary for regulatory or insurance purposes, subject to Consultant’s obligation of confidentiality.

4.	Confidential Information.

4.1	Definition. “Confidential Information” means all scientific, technical, financial or business information owned, possessed or used by Cyclerion, learned of by Consultant or developed by Consultant in connection with the Consulting Services, whether or not labeled “Confidential”, including but not limited to (a) Deliverables, Materials, scientific data and sequence information, (b) marketing plans, business strategies, financial information, forecasts, personnel information and customer lists of Ironwood, and (c) all information of third parties that Cyclerion has an obligation to keep confidential.

4.2	Obligations of Confidentiality. During the Term and thereafter, Consultant will not directly or indirectly publish, disseminate or otherwise disclose, use for Consultant’s own benefit or for the benefit of a third party, deliver or make available to any third party, any Confidential Information, other than in furtherance of the purposes of this Agreement, and only then with the prior written consent of Cyclerion. Consultant will exercise all reasonable precautions to physically protect the integrity and confidentiality of the Confidential Information.

4.3	Exceptions. Consultant will have no obligations of confidentiality and non-use with respect to any portion of the Confidential Information which:

(a)	is or later becomes generally available to the public by use, publication or the like, through no fault of Consultant;

(b)	is obtained from a third party who had the legal right to disclose it to Consultant; or

(c)	Consultant already possesses, as evidenced by Consultant’s written records that predate the receipt thereof.

In the event that Consultant is required by law or court order to disclose any Confidential Information, Consultant will give Cyclerion prompt notice thereof so that Cyclerion may seek an appropriate protective order. Consultant will reasonably cooperate with Cyclerion in its efforts to seek such a protective order.

4.4	Defend Trade Secrets Act. Consultant is hereby notified, in accordance with the Defend Trade Secrets Act of 2016, 18 U.S.C. § 1833(b), that: (i) an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, in each case solely for the purpose of reporting or investigating a suspected violation of law; (ii) an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and (iii) an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal and (B) does not disclose the trade secret except pursuant to court order. Notwithstanding anything to the contrary in this Agreement, or any prior company policy or action of Cyclerion, Consultant shall be free to (i) communicate directly with and provide information (including documents and Cyclerion’s confidential and proprietary information) to the Securities and Exchange Commission (the “SEC”) regarding possible violations of law or regulation (including a possible securities law violation) and (ii) file a charge or complaint with, or otherwise participate in or fully cooperate with any investigation or proceeding that may be conducted by, the SEC, in each case, without notice to or approval from Cyclerion. Cyclerion shall not retaliate against Consultant, and Consultant shall not be held liable to Cyclerion, for reporting a possible violation to, or raising a concern in good faith with, the SEC. Nothing in this Agreement, or any prior company policy or action of Cyclerion, shall limit in any way Consultant’s right to receive any monetary award or bounty from the SEC for information provided to the SEC.

5.	Term and Termination.

5.1	Term. This Agreement will commence on the Effective Date and continue for a period of four (4) years (the “Term”), unless sooner terminated pursuant to the express terms of this Section 5. Notwithstanding the foregoing, this Agreement shall not expire, but shall continue in full force and effect until Consultant’s completion of any unperformed obligations under any Work Order executed prior to the date upon which the Agreement would otherwise have expired.

5.2	Termination for Breach. If either party breaches in any material respect any of its material obligations under this Agreement, in addition to any other right or remedy, the non-breaching party may terminate this Agreement or a Work Order in the event that the breach is not cured within thirty (30) days after receipt by that party of written notice of the breach.

5.3	Termination by Cyclerion. Cyclerion may terminate this Agreement or a Work Order (a) immediately at any time upon written notice to Consultant in the event of a breach of this Agreement or a Work Order by Consultant which cannot be cured (i.e. breach of the confidentiality obligation); (b) immediately, if at any time, Consultant breaches the representation and warranty set forth in Section 1.4 or otherwise becomes subject to any of the actions, suits, claims, investigations, or proceedings set forth in Section 1.4, or if his services are terminated for “Cause.” For purposes of this Agreement, “Cause” means, as determined by the Board of Directors in its reasonable discretion, (i) a substantial failure of the Consultant to perform the Consultant’s duties and responsibilities to Cyclerion or any of its subsidiaries or substantial negligence in the performance of such duties and responsibilities; (ii) the commission by the Consultant of a felony or a crime involving moral turpitude; (iii) the commission by the Consultant of theft, fraud, embezzlement, breach of trust or any act of dishonesty involving Cyclerion or any of its subsidiaries; (iv) a significant violation by the Consultant of the code of conduct of Cyclerion or any of its subsidiaries of any material policy of Cyclerion or any of its subsidiaries, or of any statutory or common law duty of loyalty to Cyclerion or any of its subsidiaries; (v) breach of the terms of any other agreement between Cyclerion or any of its subsidiaries and the Consultant; or (vi) other conduct by the Consultant that could be expected to be harmful to the business, interests or reputation of Cyclerion

5.4	Effect of Expiration/Termination. Upon expiration or termination of this Agreement or a Work Order, neither Consultant nor Cyclerion will have any further obligations under this Agreement or the Work Order, except that (a) Consultant will terminate all Consulting Services in progress in an orderly manner as soon as practical and in accordance with a schedule agreed to by Cyclerion, unless Cyclerion specifies in the notice of termination that Consulting Services in progress should be completed, (b) Consultant will deliver to Cyclerion any Materials in its possession or control and all Deliverables made through expiration or termination, (c) Cyclerion will pay Consultant any monies due and owing Consultant, up to the time of termination or expiration, for Consulting Services actually performed and all authorized expenses actually incurred, (d) Consultant will promptly refund to Cyclerion any monies paid by Cyclerion in advance for Consulting Services not rendered, (e) Consultant will immediately at Cyclerion’s option (i) return to Cyclerion all Confidential Information and copies thereof provided to Consultant under this Agreement or a Work Order and/or (ii) dispose of all Confidential Information and copies thereof provided to Consultant under this Agreement or a Work Order unless such Confidential Information is otherwise required to be stored or maintained by Consultant as a matter of law or regulation pursuant to Section 3.4, and (f) the terms, conditions and obligations under Sections 1.4, 1.5, 3, 4, 5.4, 6 and 7 will survive expiration or termination for any reason.

6.	Indemnification and Limitation of Liability

6.1	Consultant Indemnification. Subject to the terms and conditions of this Agreement, Consultant shall protect, defend, indemnify and hold harmless Cyclerion and its present and former affiliates, directors, officers, employees, agents, licensors, successors and assigns from and against any loss, liability or expense incurred in connection with a claim, demand, action, suit or proceeding brought by a third party (a “Claim”), arising from or related to (i) any breach by Consultant of any of its obligations, representations or warranties under this Agreement, (ii) the negligence, willful misconduct or fraud by Consultant in performing its obligations under this Agreement, or (iii) any third party claim that any Deliverable infringes any patent, trade secret, copyright, trademark or any other proprietary right of any person; provided, however, that Consultant shall have no such obligation with respect to any Claim to the extent that such Claim arises from the negligence, willful misconduct or fraud by Cyclerion (or its directors, employees or agents), or the breach by Cyclerion of any of its obligations under this Agreement.

6.2	Cyclerion Indemnification. Subject to the terms and conditions of this Agreement, Cyclerion shall protect, defend, indemnify and hold harmless Consultant from and against any loss, liability or expense incurred in connection with a Claim, arising from or related to (i) any breach by Cyclerion of any of its obligations, representations or warranties under this Agreement, (ii) the negligence, willful misconduct or fraud by Cyclerion or its affiliates or (iii) any materials Consultant prepares or publishes for Cyclerion to the extent that such materials are based upon information provided by Cyclerion to Consultant prior to their preparation or publication; provided, however that Cyclerion shall have no such obligation with respect to any Claim to the extent that such Claim arises from the negligence, willful misconduct or fraud by Consultant, or the breach by Consultant of any of its obligations under this Agreement.

6.3	Indemnification Procedure. The indemnification obligations of each party are subject to the following conditions:

(i) The party seeking to be indemnified (the “Indemnified Party”) shall have provided prompt written notice of a Claim or events likely to give rise to a Claim to the party with the obligation to indemnify (the “Indemnifying Party”) (in any event within sufficient time so as not to prejudice the defense of such Claim); and

(ii) The Indemnifying Party shall be given the opportunity at all times to control the defense of the Claim, with the cooperation and assistance of the Indemnified Party; provided, however, that the Indemnifying Party shall not settle any Claim with an admission of liability or wrongdoing by the Indemnified Party without such party’s prior written consent.

6.4	Limitation of Liability. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT WILL EITHER PARTY BE LIABLE FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL, INDIRECT OR PUNITIVE DAMAGES (INCLUDING, BUT NOT LIMITED TO, BUSINESS INTERUPTION, LOST PROFITS AND LOST BUSINESS) ARISING OUT OF THIS AGREEMENT OR ANY ORDER, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY. THIS LIMITATION WILL APPLY EVEN IF THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE; PROVIDED, HOWEVER, THAT THIS LIMITATION WILL NOT APPLY TO DAMAGES RESULTING FROM OR RELATING TO (A) BREACH BY A PARTY OF ITS DUTY OF CONFIDENTIALITY AND NON-USE OBLIGATIONS IMPOSED UNDER SECTION 3 OR 4, (B) A PARTY’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 6 OR (C) A PARTY’S GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR FRAUD.

7.	Miscellaneous.

7.1	Independent Contractor. All Consulting Services will be rendered by Consultant as an independent contractor and this Agreement does not create an employer-employee relationship between Cyclerion and Consultant. Consultant will have no rights to receive any employee benefits, such as health and accident insurance, sick leave or vacation which are accorded to regular Cyclerion employees. Consultant will not in any way represent himself to be an employee, partner, joint venturer, or agent of Cyclerion.

7.2	Taxes. Consultant will pay all required taxes on Consultant's income from Cyclerion under this Agreement. Consultant will provide Cyclerion with Consultant’s taxpayer identification number or social security number, as applicable.

7.3	Use of Name. Consultant consents to the use by Cyclerion of Consultant’s name and likeness in written materials and oral presentations to current or prospective customers, partners, investors or others, provided that such materials or presentations accurately describe the nature of Consultant’s relationship with or contribution to Cyclerion.

7.4	Assignability and Binding Effect. The Consulting Services to be rendered by Consultant are personal in nature. Consultant may not assign or transfer this Agreement or any of Consultant’s rights or obligations hereunder except to a corporation of which Consultant is the sole stockholder. In no event will Consultant assign or delegate responsibility for actual performance of the Consulting Services to any other natural person. This Agreement will be binding upon and inure to the benefit of the parties and their respective legal representatives, heirs, successors and permitted assigns.

7.5	Notices. All notices required or permitted under this Agreement must be in writing and must be given by addressing the notice to the address for the recipient set forth in this Agreement or at such other address as the recipient may specify in writing under this procedure. Notices to Cyclerion will be marked “Attention: Legal Department.” Notices will be deemed to have been given (a) three (3) business days after deposit in the mail with proper postage for first class registered or certified mail prepaid, or (b) one (1) business day after sending by nationally recognized overnight delivery service.

7.6	No Modification. This Agreement may be changed only by a writing signed by Consultant and an authorized representative of Cyclerion.

7.7	Remedies. It is understood and agreed that Cyclerion may be irreparably injured by a breach of this Agreement; that money damages would not be an adequate remedy for any such breach; and that Cyclerion will be entitled to seek equitable relief, including injunctive relief and specific performance, without having to post a bond, as a remedy for any such breach, and such remedy will not be Cyclerion’s exclusive remedy for any breach of this Agreement.

7.8	Severability; Reformation. Any of the provisions of this Agreement which are determined to be invalid or unenforceable in any jurisdiction will be ineffective to the extent of such invalidity or unenforceability in such jurisdiction, without rendering invalid or unenforceable the remaining provisions hereof and without affecting the validity or enforceability of any of the other terms of this Agreement in such jurisdiction, or the terms of this Agreement in any other jurisdiction. The parties will substitute for the invalid or unenforceable provision a valid and enforceable provision that conforms as nearly as possible to the original intent of the parties.

7.9	Waivers. No waiver of any term, provision or condition of this Agreement in any one or more instances will be deemed to be or construed as a further or continuing waiver of any other term, provision or condition of this Agreement. Any such waiver must be evidenced by an instrument in writing executed by Consultant or, in the case of Cyclerion, by an officer authorized to execute waivers.

7.10	Entire Agreement. This Agreement constitutes the entire agreement of the parties with regard to its subject matter, and supersedes all previous written or oral agreements, representations, agreements and understandings between the parties on the subject matter. Notwithstanding the foregoing, Consultant’s obligations under the Employee Proprietary Information and Intellectual Property and Noncompetition Agreement, dated April 4, 2019, between Consultant and Cyclerion and any other existing agreement between Consultant and Cyclerion regarding Consultant’s use and non-disclosure of Cyclerion confidential information and regarding non-competition, non-solicitation and ownership of intellectual property (as applicable), will continue to apply and such agreements will continue to be enforceable in accordance with their terms.

7.11	Governing Law. This Agreement will be governed by, construed, and interpreted in accordance with the laws of the Commonwealth of Massachusetts, without reference to principles of conflicts of laws. The parties further agree that the venue of any action, injunctive application or dispute determinable by a court of law arising out of this Agreement or any Order shall be the County of Suffolk, Commonwealth of Massachusetts, and that the federal and state courts therein shall have jurisdiction over the subject matter and the parties.

7.12	Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

7.13	Headings. The section headings are included solely for convenience of reference and will not control or affect the meaning or interpretation of any of the provisions of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

CYCLERION THERAPEUTICS, INC.		CONSULTANT

By:	/s/ Regina Graul, Ph.D.	/s/ Peter Hecht, Ph.D.
Name:	Regina Graul, Ph.D.,	Name:	Peter Hecht, Ph.D.
Title:	President

WORK ORDER

Consulting Agreement with Peter Hecht

THIS WORK ORDER, dated December 1, 2023 (the “Work Order”) is by and between Cyclerion Therapeutics, Inc. (“Cyclerion”) and Peter Hecht (“Consultant”), and upon execution will be incorporated into the Consulting Agreement between Cyclerion and Consultant dated December 1, 2023 (the “Consulting Agreement”). Capitalized terms in this Work Order will have the same meaning as set forth in the Consulting Agreement. Cyclerion hereby engages Consultant to provide Consulting Services, on an as-needed basis, as follows:

1.            Consulting Services: During the Term, Consultant shall provide the following services:

•	Consultant shall assist as requested on future fundraising or business development efforts.
•	Consultant shall provide strategic consultation as requested by the Senior Management Team including the CEO and/or President (and other officers and senior managers as requested by the CEO and/or President).
•	Consultant shall be reasonably available as necessary to provide such services for up to ten percent of Consultant’s business time during the Term, provided that there is no minimum amount of time of such services that Consultant shall (or is expected to) provide.

2.            Compensation:

a)	As full compensation for the Consulting Services, subject to the approval of the Board of Directors of Cyclerion (the “Board”), Cyclerion will grant to Consultant:

a.	15,000 shares of Restricted Stock under Cyclerion’s 2019 Equity Incentive Plan (the “2019 Plan”) which shall vest on a monthly basis as follows: 312 shares of Restricted Stock shall vest on December 1, 2023, and an additional 312 shares of Restricted Stock shall vest on the first day of each subsequent month, for forty-six (46) successive months, with the remaining 336 shares of Restricted Stock vesting on November 1, 2027, subject to Consultant’s continued service relationship with Cyclerion in Consultant’s capacity as a consultant to, or member of the Board of Directors of, Cyclerion through each such vesting date; and
b.	an additional 15,000 shares of Restricted Stock shall be issued on January 1, 2024 under the 2019 Plan which shall vest on a monthly basis as follows: 319 shares of Restricted Stock shall vest on January 1, 2024, and an additional 319 shares of Restricted Stock shall vest on the first day of each subsequent month, for forty-five (45) successive months, with the remaining 326 shares of Restricted Stock vesting on November 1, 2027, subject to Consultant’s continued service relationship with Cyclerion in Consultant’s capacity as a consultant to, or member of the Board of Directors of, Cyclerion through each such vesting date

b)	Cyclerion agrees to extend the period in which Consultant may exercise outstanding unexercised stock options issued to Consultant by Cyclerion that have vested as of the last date of service as an employee, director or consultant to the two-year anniversary of such date, provided if the original termination date of a stock option is an earlier date, such original termination date shall continue to apply. Consultant understands and agrees that he will cease vesting in any of his outstanding options granted under Cyclerion’s equity incentive plans as of the last date of service as an employee, director or consultant as set forth in the applicable plans.

c)	Cyclerion will reimburse Consultant for all reasonable travel and other business expenses incurred by Consultant in rendering the Consulting Services, provided that such expenses are agreed upon in writing in advance and are confirmed by appropriate written expense statements and other supporting documentation.

[Signature page follows]

THIS WORK ORDER AGREED TO AND ACCEPTED BY:

CYCLERION THERAPEUTICS, INC.		CONSULTANT

By:	/s/ Regina Graul, Ph.D.	/s/ Peter Hecht, Ph.D.
Name:	Regina Graul, Ph.D.,	Name:	Peter Hecht, Ph.D.
Title:	President